Filed Pursuant to Rule 433
Registration No. 333-180289
April 15, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")

▸ Buffered AMPS™ linked to the Market Vectors® Gold Miners ETF

▸ 24-month maturity

▸ 2x exposure to any positive return of the reference asset, subject to a maximum return of at least 35% (to be determined on the pricing date)

▸ Protection from the first 10% of any losses of the reference asset

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-3 of the accompanying prospectus supplement and page S-2 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $940 and $970 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.55% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.80% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ (Buffered AMPS) Linked to the Market Vectors® Gold Miners ETF

Indicative Terms*

Principal Amount	$1,000 per security
Reference Asset	Market Vectors® Gold Miners ETF
Term	Approximately 24 months
Upside Participation Rate	200% (2x) exposure to any positive Reference Return, subject to the Maximum Cap
Buffer Value	-10%
Reference Return	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Payment at Maturity per Security	**If the underlying Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value:** $1,000 (zero return). **If the Reference Return is less than the Buffer Value:** $1,000 + ($1,000 × (Reference Return + 10%)). For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.
Maximum Cap	At least 35%, to be determined on the Pricing Date.
Initial Price	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Pricing Date	April 23, 2014
Trade Date	April 23, 2014
Original Issue Date	April 28, 2014
Final Valuation Date	April 25, 2016
Maturity Date	April 28, 2016
CUSIP	40432XYP0

* As more fully described beginning on page FWP-4.

The Buffered AMPS™

For investors who seek exposure to the Reference Asset, and who believe that the Reference Asset will appreciate over the term of the Buffered AMPS, the Buffered AMPS provide an opportunity for accelerated returns (subject to a Maximum Cap). If the Reference Return is below the Buffer Value, then the Buffered AMPS are subject to 1:1 exposure to any potential decline of the Reference Asset beyond -10%.

If the Reference Asset appreciates over the term of the securities, you will realize 200% (2x) of the Reference Asset appreciation up to the Maximum Cap. If the Reference Asset declines, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the -10% Buffer Value.

The offering period for the Buffered AMPS is through **April 23, 2014**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2x) Upside Participation Rate and assuming a 35% Maximum Cap. The actual Maximum Cap will be determined on the Pricing Date.

Reference Return	Participation in Reference Return	Buffered AMPS
20% 17.50%	2x upside exposure, subject to Maximum Cap	35% 35%
4% 2%	2.0x upside exposure	8% 4%
-5% -10%	Buffer of -10%	0% 0%
-11% -15%	1x Loss Beyond Buffer	-1% -5%

Information about the Reference Asset

Description of the GDX

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Gold Miners ETF. The Gold Miners ETF was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks.



For further information on the Reference Asset, please see "Information Relating to the Reference Asset" on page FWP-12 and "The Market Vectors Gold Miners ETF" beginning on page S-30 of the EFT Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (Buffered AMPS)



Linked to the Market Vectors® Gold Miners ETF

This free writing prospectus relates to an offering of Buffered Accelerated Market Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Buffer Value, lose up to 90% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the **Market Vectors® Gold Miners ETF. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset, as described below. The following key terms relate to the offering of securities:**

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	Market Vectors® Gold Miners ETF
Trade Date:	April 23, 2014
Pricing Date:	April 23, 2014
Original Issue Date:	April 28, 2014
Final Valuation Date:	April 25, 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be April 28, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price – Initial Price}}{\text{Initial Price}}$$
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). *If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Buffer Value,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × (Reference Return + 10%)). Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**
Buffer Value:	-10%
Upside Participation Rate:	200%
Maximum Cap:	At least 35%, to be determined on the Pricing Date.
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on the Bloomberg Professional® service page "GDX <EQUITY>," any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidiluion and Reorganization Adjustments" in the accompanying ETF Underlying Supplement."
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN	40432XYP0/US40432XYP04
Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-3 of the prospectus supplement and page S-2 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

    (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**

Interest

The securities will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

Van Eck Associates Corporation is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:	The securities may not be suitable for you if:
▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe that the price of the Reference Asset will increase over the term of the securities.	▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
▶ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.	▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.
▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.	▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.
▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.	▶ You seek an investment that provides full return of principal.
	▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.	▶ You prefer to receive the dividends or other distributions paid on the Reference Asset.
▶ You do not seek current income from your investment.	▶ You seek current income from your investment.
▶ You do not seek an investment for which there is an active secondary market.	▶ You seek an investment for which there will be an active secondary market.
▶ You are willing to hold the securities to maturity.	▶ You are unable or unwilling to hold the securities to maturity.
▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.	▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-2 of the ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▶ "— Risks Associated with Non-U.S. Companies" in the ETF Underlying Supplement;

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement;

▶ "— The Notes are Subject to Currency Exchange Risk" in the ETF Underlying Supplement; and

▶ "—There are Risks Associated with Emerging Markets" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.
You will be exposed to the decline in the Final Price from the Initial Price beyond the Buffer Value of -10%. Accordingly, if the Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 90% of your investment at maturity if the Reference Return is less than the Buffer Value.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will be at least 35%. You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The value of the Market Vectors® Gold Miners ETF depends, in part, upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Market Vectors® Gold Miners ETF and, as a result, the value of the securities.

Risks associated with emerging markets.

An investment in the securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The securities will not be adjusted for changes in exchange rates.

Although some of the equity securities that comprise the Market Vectors® Gold Miners ETF are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Market Vectors® Gold Miners ETF, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

The holdings of the Reference Asset are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the Reference Asset are issued by gold or silver mining companies. An investment in the securities linked to the Reference Asset will be concentrated in the gold and silver mining industries. As a result of being linked to a single industry or sector, the securities may have increased volatility as the share price of the Reference Asset may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion.

The Reference Asset invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Asset may under- or over-perform gold bullion and/or silver bullion over the term of the securities.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Upside Participation Rate: 200%

▶ Buffer Value: -10%

▶ Hypothetical Maximum Cap: 35% (The actual Maximum Cap will be determined on the Pricing Date).

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Securities
100.00%	$1,350.00	35.00%
80.00%	$1,350.00	35.00%
60.00%	$1,350.00	35.00%
40.00%	$1,350.00	35.00%
20.00%	$1,350.00	35.00%
17.50%	**$1,350.00**	**35.00%**
15.00%	$1,030.00	30.00%
10.00%	$1,020.00	20.00%
4.00%	$1,080.00	8.00%
2.00%	$1,040.00	4.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	**$1,000.00**	**0.00%**
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-60.00%	$500.00	-50.00%
-80.00%	$300.00	-70.00%
-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,040.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,040.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 200%)

= $1,040.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when the Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the Maximum Cap.

Example 2: The Reference Return is 20.00%.

Reference Return:	20.00%
Final Settlement Value:	**$1,350.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,350.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 35.00%)

= $1,350.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and the Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Value of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the price of the Reference Asset declines by no more than 10% over the term of the securities.

Example 4: The Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$800.00**

Because the Reference Return is less than the Buffer Value of -10%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%))

= $1,000 + ($1,000 × (-30.00% + 10%))

= $800.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset beyond the Buffer Value of -10%. **YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the Market Vectors® Gold Miners ETF

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Gold Miners ETF. The Gold Miners ETF was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks.

For more information about the GDX, see "The Market Vectors Gold Miners ETF" beginning on page S-30 of the accompanying ETF Underlying Supplement.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from January 1, 2008 through April 10, 2014. The closing price for the GDX on April 10, 2014 was $24.57. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the GDX on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$51.83	$27.36	$34.08
10/1/2008	12/31/2008	$35.49	$15.83	$33.88
1/2/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/4/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47
1/1/2011	3/31/2011	$62.02	$52.47	$60.06
4/1/2011	6/30/2011	$64.14	$51.11	$54.59
7/1/2011	9/30/2011	$66.97	$53.03	$55.19
10/3/2011	12/30/2011	$63.70	$49.22	$51.43
1/3/2012	3/30/2012	$57.93	$48.05	$49.57
4/1/2012	6/29/2012	$50.76	$39.08	$44.77
7/1/2012	9/28/2012	$55.25	$40.41	$53.71
10/1/2012	12/31/2012	$54.64	$44.17	$46.39
1/1/2013	3/29/2013	$47.52	$35.57	$37.85
4/1/2013	6/28/2013	$37.88	$22.21	$24.41
7/1/2013	9/30/2013	$31.35	$22.79	$25.06
10/1/2013	12/31/2013	$26.91	$20.24	$21.12
1/1/2014	3/31/2014	$28.02	$21.27	$23.60
4/1/2014*	4/10/2014*	$25.33	$23.45	$24.57

* This free writing prospectus includes information for the second calendar quarter of 2014 for the period from April 1, 2014 through April 10, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.55% and referral fees of up to 0.80% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.80% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the GDX (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the GDX will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered AMPS™ linked to the Market Vectors® Gold Miners ETF

April 15, 2014

FREE WRITING PROSPECTUS